UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          NATIONAL HOLDINGS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   636375 10 7
                                 (CUSIP Number)

                                Gregory C. Lowney
                               Maryanne K. Snyder
                              15207 NE 68th Street
                            Redmond, Washington 98052
                                 (425) 882-1629
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 15, 2006
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                                (Amendment No. 1)

CUSIP NO. 636375 10 7
--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gregory C. Lowney
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |_|

--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
5)    SOLE VOTING POWER

      0
--------------------------------------------------------------------------------
6)    SHARED VOTING POWER

      581,200*
--------------------------------------------------------------------------------
                        7)     SOLE DISPOSITIVE POWER

                               0
NUMBER OF               --------------------------------------------------------
SHARES                   8)    SHARED DISPOSITIVE POWER
BENEFICIALLY
OWNED BY                       581,200*
EACH                    --------------------------------------------------------
REPORTING               9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
PERSON WITH                    REPORTING PERSON

                               581,200*
                        --------------------------------------------------------
                        10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.3%**
--------------------------------------------------------------------------------
12)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* This amount includes: (i) 481,200 shares of the Company's common stock, $.01 par value per share (the "Common Stock") issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"); and (ii) warrants to purchase 100,000 shares of Common Stock.

** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the warrants in the numerator and the denominator.

                                  SCHEDULE 13G
                                (Amendment No. 1)

CUSIP NO. 636375 10 7
--------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Maryanne K. Snyder
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)|_|
      (b)|_|

--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
5)    SOLE VOTING POWER

      0
--------------------------------------------------------------------------------
6)    SHARED VOTING POWER

      581,200*
--------------------------------------------------------------------------------
                        7)     SOLE DISPOSITIVE POWER

                               0
NUMBER OF               --------------------------------------------------------
SHARES                   8)    SHARED DISPOSITIVE POWER
BENEFICIALLY
OWNED BY                       581,200*
EACH                    --------------------------------------------------------
REPORTING               9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
PERSON WITH                    REPORTING PERSON

                               581,200*
                        --------------------------------------------------------
                        10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.3%**
--------------------------------------------------------------------------------
12)   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* This amount includes: (i) 481,200 shares of the Company's common stock, $.01 par value per share (the "Common Stock") issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"); and (ii) warrants to purchase 100,000 shares of Common Stock.

** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the warrants in the numerator and the denominator.

                                  SCHEDULE 13G
                                (Amendment No. 1)

Item  1(a). Name of Issuer:

            National Holdings Corporation

Item  1(b). Address of Issuer's Principal Executive Offices:

            875 North Michigan Avenue, Suite 1560, Chicago, IL 60611

Item 2(a)
and (b). Name of Person Filing and Address of Principal Business or Office or, if none, Residence:

            Gregory C. Lowney
            15207 NE 68th Street
            Redmond, Washington 98052

            Maryanne K. Snyder
            15207 NE 68th Street
            Redmond, Washington 98052

Item  2(c). Citizenship:

            Gregory C. Lowney                  United States
            Maryanne K. Snyder                 United States

Item  2(d). Title of class of securities:

            Common Stock

Item  2(e). Cusip Number:

            636375 10 7

Item 3. If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or Dealer registered under Section 15 of the Act.
            (b) |_| Bank as defined in Section 3(a)(6) of the Act.
            (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.
            (d) |_| Investment company registered under Section 8 of the
                    Investment Company Act of 1940.
            (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);
            (f) |_| An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);
            (g) |_| A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G);
            (h) |_| A savings associations as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813;

            (i) |_| A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act of 1940
            (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership:

            (a) Amount beneficially owned:

            See responses to Item 9 of the cover pages

            (b) Percent of class:

            See responses to Item 11 of the cover pages

            (c) Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote:

                  See responses to Item 5 of the cover pages.

                  (ii) Shared power to vote or to direct the vote:

                  See responses to Item 6 of the cover pages.

                  (iii) Sole power to dispose or to direct the disposition of:

                  See responses to Item 7 of the cover pages.

                  (iv) Shared power to dispose or to direct the disposition of:

                  See responses to Item 8 of the cover pages.

Item  5.    Ownership of Five Percent or Less of a Class:

            Not Applicable.

Item  6.    Ownership of More Than Five Percent on Behalf of Another Person:

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

            Not Applicable

Item  8.    Identification and Classification of Members of the Group:

            Not Applicable

Item  9.    Notice of Dissolution of Group:

            Not   Applicable

Item  10.   Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2006


                                       /s/ Gregory C. Lowney
                                       ---------------------
                                       Gregory C. Lowney


                                       /s/ Maryanne K. Snyder
                                       ----------------------
                                       Maryanne K. Snyder

                                    Exhibit 1

                             Joint Filing Statement
                     Statement Pursuant to Rule 13d-1(k)(1)

      The undersigned hereby consent and agree to file a joint statement on
Schedule 13G/A under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of National Holdings Corporation beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G/A, thereby incorporating the same into such Schedule 13G/A.

Dated:  March 17, 2006


                                       /s/ Gregory C. Lowney
                                       ---------------------
                                        Gregory C. Lowney




                                       /s/ Maryanne K. Snyder
                                       ----------------------
                                       Maryanne K. Snyder